July 23, 2015

Melissa N. Rocha

Senior Assistant

Chief Accountant

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:	Fuwei Films (Holdings) Co., Ltd.
Form 20-F for the Year Ended December 31, 2014
Filed April 9, 2015
File No. 1-33176

Dear Ms. Rocha:

Fuwei Films (Holdings) Co., Ltd. (the “Company”) hereby provides a response (the “Response Letter”) to the comment issued in a letter dated July 22, 2015 regarding the Company’s Annual Report on Form 20-F for the year ended December 31, 2014, filed on April 9, 2015.

General

1. In our previous letter, we requested that management provide, in writing, acknowledgement of the three bullet pointed items (i.e., Tandy language) described at the end of our comment letter dated June 26, 2015. It appears that these acknowledgements were not provided with your response letter dated July 10, 2015. Please provide the requested acknowledgements in writing from management with your next response letter.

COMPANY RESPONSE:

1.	Acknowledgement of the three bullet pointed items have been provided with the Response Letter.

The Company acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Xiuyong Zhang
Xiuyong Zhang
Chief Financial Officer

CC:	Mitchell S. Nussbaum, Esq.